SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of December 2002
                             Dated December 9, 2002


                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F |X|         Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes |_|               No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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Annex 1     Banco Comercial Portugues, S.A. (the "Bank") on behalf of its subsidiary BCP International Bank Limited (NYSE: BCPPRA) has announced that the Board of Directors of BCP International Bank Limited has on December 6, 2002 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on December 31, 2002 to holders of record of the Series A Preference Shares on December 16, 2002.


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


                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BANCO COMERCIAL PORTUGUES, S.A.


                                By:     /s/ Antonio Rodrigues
                                   ---------------------------------------
                                        Antonio Rodrigues
                                        Member of the Board of Directors




                                By:     /s/ Luis Gomes
                                   ---------------------------------------
                                        Luis Gomes
                                        General Manager




Date: December 9, 2002


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


                                                                         Annex 1

FOR IMMEDIATE RELEASE                                           December 6, 2002


                         BCP International Bank Limited

                                 Dividend Notice


(Lisbon, December 6, 2002) - The Board of Directors of BCP International Bank Limited (the "Company") has on December 6, 2002 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on December 31, 2002 to holders of record of the Series A Preference Shares on December 16, 2002.


For further information:


Miguel Duarte             Banco Comercial Portugues        Tel: +35 121 321 1081
Patrick Hughes            Citigate Dewe Rogerson            Tel: +1 212 688 6840
Paul Hebert


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